Underlying Supplement No. 3A To the Prospectus dated December 20, 2023 and the Prospectus Supplement dated December 20, 2023	Registration Statement No. 333-275898 Rule 424(b)(2)

Royal Bank of Canada Senior Global Medium-Term Notes, Series J

Royal Bank of Canada may, from time to time, offer and sell notes linked in whole or in part to the Franklin U.S. Index (the “Index”) as part of our Senior Global Medium-Term Notes, Series J. A separate term sheet or pricing supplement will describe terms that apply to specific issuances of the notes and may include changes to the description of the Index contained in this underlying supplement. We refer to those term sheets and pricing supplements generally as pricing supplements. The relevant pricing supplement should be read in connection with this underlying supplement, any applicable product supplement and the accompanying prospectus and prospectus supplement. To the extent that the disclosure in the relevant pricing supplement is inconsistent with the disclosure herein, the disclosure in the relevant pricing supplement will control.

Unless otherwise specified in the relevant pricing supplement, the notes will not be listed on any securities exchange.

Your investment in the notes involves risks. The notes may differ from ordinary debt securities in that the full repayment of principal and payment of interest may not be guaranteed. Any payment on the notes, including any repayment of principal, is subject to our creditworthiness. See “Risk Factors” beginning on page US-3 to read about investment risks relating to the notes, as well as the risks described under “Risk Factors” in the prospectus, the prospectus supplement and any product supplement and any risk factors described in the relevant pricing supplement.

We may use this underlying supplement in the initial sale of the notes. In addition, RBC Capital Markets, LLC or one of our other affiliates may use this underlying supplement in a market-making transaction in the notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this underlying supplement is being used in a market-making transaction.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission or any other regulatory body has approved or disapproved of the notes or passed upon the accuracy of this underlying supplement or the accompanying product supplement, prospectus and prospectus supplement. Any representation to the contrary is a criminal offense.

The notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality.

RBC Capital Markets, LLC

Underlying Supplement dated June 24, 2025

TABLE OF CONTENTS

We have not authorized anyone to provide any information other than that contained or incorporated by reference in the relevant pricing supplement, this underlying supplement, any product supplement, the prospectus supplement or the prospectus with respect to the notes offered by the relevant pricing supplement and with respect to us. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The information in each of the relevant pricing supplement, this underlying supplement, any product supplement, the prospectus supplement and the prospectus may be accurate only as of the date of that document.

As used in this underlying supplement, “we,” “us” and “our” refer only to Royal Bank of Canada.

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Summary

All information contained in this underlying supplement regarding the Franklin U.S. Index (the “Index”), including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, Franklin Templeton (“Franklin” or the “Index Sponsor”). The Index is owned by Franklin and is calculated and maintained by S&P OPCO LLC (“S&P OPCO” or the “Index Administrator”), a subsidiary of S&P Dow Jones Indices LLC. Franklin and S&P OPCO have no obligation to continue to publish, and may discontinue publication of, the Index.

The Index began publishing on November 13, 2017. The Index is reported by Bloomberg, L.P. (“Bloomberg”) under the ticker symbol “FTUSLX.”

The Index is a rules-based index that attempts to provide dynamic exposure to an underlying U.S. equity index and an underlying U.S. treasury futures index (each, an “Underlying Index”) based on their respective volatilities, while targeting a volatility level for the Index of approximately 7% (the “Target Volatility”):

•	The underlying U.S. equity index tracked by the Index is currently the Franklin US Equity Index (the “Underlying Equity Index”), a rules-based index designed to reflect the performance of U.S. large-capitalization stocks selected from among the components of the Russell 1000® Index based on aggregate scores across the following style factors: quality (50%), value (30%), momentum (10%) and volatility (10%). The Russell 1000® Index measures the capitalization-weighted price performance of 1,000 U.S. large-capitalization stocks listed on eligible U.S. exchanges and is designed to track the performance of the large-capitalization segment of the U.S. equity market. For more information about the Underlying Equity Index, see “Background on the Franklin US Equity Index” below.

•	The underlying U.S. treasury futures index tracked by the Index at any time will generally be either the S&P 5-Year U.S. Treasury Note Futures Total Return Index (the “5-Year Treasury Index”) or the S&P 10-Year U.S. Treasury Note Futures Total Return Index (the “10-Year Treasury Index” and, together with the 5-Year Treasury Index, the “Underlying Treasury Indices”). The Index may also track both Underlying Treasury Indices for a limited period when the selected Underlying Treasury Index changes. The 5-Year Treasury Index will be the selected Underlying Treasury Index if the one-month moving average yield for U.S. treasury notes (measured by the United States Fed Reserve Bank 10-Year Benchmark) is greater than the one-year moving average yield for U.S. treasury notes; otherwise, the 10-Year Treasury Index will be the selected Underlying Treasury Index. Each Underlying Treasury Index seeks to track the performance of a rolling position in a single futures contract (i.e., the 5-Year or the 10-Year U.S. Treasury Note futures contract, as applicable). For more information about the Underlying Treasury Indices, see “Background on the S&P U.S. Treasury Note Futures Total Return Indices” below.

The Index is subject to a notional financing cost, deducted daily. The notional financing cost is intended to approximate the cost of maintaining a position in the Underlying Indices using borrowed funds at a rate of interest currently equal to SOFR plus a spread of 0.26% per annum. SOFR, the Secured Overnight Financing Rate, is intended to be a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities. For more information about SOFR, see “Background on SOFR” below.

The Index is an “excess return” index and not a “total return” index because, as part of the calculation of the value of the Index, the performance of the Underlying Indices is reduced by the notional financing cost.

The notional financing cost will offset appreciation of the Underlying Indices, heighten depreciation of the Underlying Indices and generally act as a drag on the performance of the Index. The Index will trail the performance of an identical index without such deduction.

The Index is subject to risks associated with the use of leverage, and the notional financing cost deducted daily will be magnified by any leverage provided by the Index. If the aggregate weight of the Underlying Indices is less than 100%, the Index will not be fully invested, and any uninvested portion will earn no return.

No assurance can be given that the investment strategy used to construct the Index will achieve its intended results or that the Index will be successful or will outperform any alternative index or strategy that might reference the Underlying Indices.

For more information about the Index, see “The Franklin U.S. Index” below.

Risk Factors

Your investment in the notes will involve certain risks. Investing in the notes is not equivalent to investing directly in the Index, either Underlying Index, any component equity securities or futures contracts or any exchange-traded or over-the-counter instruments based on, or other instruments linked to, any of the foregoing. You should consider carefully the following discussion of risks as well as the discussion of risks included in the relevant pricing supplement, the accompanying product supplement and any other accompanying underlying supplement, before you decide that an investment in the notes is appropriate for you.

Capitalized terms used in this section without definitions are as defined in “Summary” above.

Risks Relating to the Index

The Index Sponsor and the Index Administrator may adjust the Index in a way that affects its value, and the Index Sponsor and Index Administrator have no obligation to consider your interests.

The Index Sponsor and the Index Administrator are responsible for maintaining the Index. The Index Sponsor and the Index Administrator can add, delete or substitute the components of the Index or make other methodological changes that could change the value of the Index. You should realize that the changing of the components included in the Index may affect the Index, as a newly added component may perform significantly better or worse than the component it replaces. Additionally, the Index Sponsor and the Index Administrator may alter, discontinue or suspend calculation or dissemination of the Index. Any of these actions could adversely affect the value of the notes. The Index Sponsor and the Index Administrator have no obligation to consider your interests in calculating or revising the Index.

The value of the Index will reflect a notional financing cost, deducted daily.

One way in which the Index may differ from a typical index is that its value will include a notional financing cost equal to SOFR plus a spread of 0.26% per annum, deducted daily. As a result of the daily deduction, the value of the Index will trail the value of a hypothetical identically constituted notional portfolio from which no such deduction is made, assuming that the notional financing cost remains positive.

The notional financing cost will be scaled by the exposure the Index provides to the Underlying Indices. Accordingly, if that exposure equals the maximum exposure of 150%, the notional financing cost will represent 150% of the sum of SOFR and a spread of 0.26% per annum. SOFR, the Secured Overnight Financing Rate, is intended to be a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities. SOFR will be affected by many factors, including, among others described under “— SOFR will be affected by a number of factors and may be volatile” below, the monetary policy of the Federal Reserve. SOFR has fluctuated significantly over time. For example, on December 31, 2021, SOFR was 0.05%, and on December 29, 2023, SOFR was 5.38%. The Federal Reserve has raised its federal funds target rate over periods in the past and may do so again in the future. Any increase in SOFR, whether due to the Federal Reserve’s decisions to raise interest rates (specifically, its federal funds target rate) or otherwise, will increase the adverse effect of the notional financing cost on the performance of the Index.

The notional financing cost will place a significant drag on the performance of the Index, assuming that the notional financing cost remains positive, potentially offsetting positive returns on the Index’s investment strategy, exacerbating negative returns of its investment strategy and causing the value of the Index to decline steadily if the return of its investment strategy is relatively flat. The Index will not appreciate unless the return of its investment strategy is sufficient to offset the negative effect of the notional financing cost, and then only to the extent that the return of its investment strategy is greater than the notional financing cost. As a result of the notional financing cost, the value of the Index may decline even if the return of its investment strategy is positive.

The Index may not be successful or outperform any alternative strategy that might be employed in respect of the Underlying Indices.

No assurance can be given that the investment strategy on which the Index is based will be successful or that the Index will outperform any alternative strategy that might be employed with respect to the Underlying Indices. The Index might underperform the Underlying Indices, perhaps significantly.

The Index may not approximate the Target Volatility.

No assurance can be given that the Index will maintain a realized volatility that approximates the Target Volatility of 7%. There is no guarantee that the methodology used by the Index to determine the realized volatility of an Underlying Index or of a daily reference portfolio composed of the Underlying Indices will be representative of the realized volatility that the Index will experience. Realized volatility is backward looking, and there is no guarantee that trends exhibited by historical realized volatility will continue in the future. In addition, the volatility of an Underlying Index on any day may change quickly and unexpectedly, but it may take time for the realized volatility referenced by the Index to fully reflect those changes and for the exposure of the Index to be adjusted accordingly. As a result of the foregoing, the actual realized volatility of the Index may be greater than or less than the Target Volatility, which may adversely affect the value of the Index and the value of the notes.

The Index is subject to risks associated with the use of leverage.

On each Index business day, if the volatility of the daily reference portfolio composed of the Underlying Indices on the immediately preceding Index business day is less than the Target Volatility, the aggregate target weights of the Underlying Indices will be greater than 100%, and the aggregate final weights of the Underlying Indices may be greater than 100%. If the aggregate final weights of the Underlying Indices are greater than 100%, it means the Index employs leverage. When leverage is employed, any movements in the values of the Underlying Indices will result in greater changes in the value of the Index than if leverage were not used. In particular, the use of leverage for the Index will magnify any negative performance of the Underlying Indices, which, in turn, would negatively affect the performance of the Index. The exposure of the Index to an Underlying Index may be relatively high during periods of negative performance of that Underlying Index and/or relatively low during periods of positive performance of that Underlying Index, which would adversely affect the performance of the Index, perhaps significantly. In addition, the notional financing cost deducted daily will be magnified by any leverage provided by the Index.

The Index may be partially uninvested.

On each Index business day, if the volatility of the daily reference portfolio composed of the Underlying Indices on the immediately preceding Index business day is greater than the Target Volatility, the aggregate target weights of the Underlying Indices will be less than 100%, and the aggregate final weights of the Underlying Indices may be less than 100%. If the aggregate final weights of the Underlying Indices are less than 100%, the Index will be partially uninvested, and any uninvested portion will earn no return.  The Index may be uninvested on any given day and will realize only a portion of any gains due to appreciation of the Underlying Indices on any such day.

Correlation of performances between the Underlying Indices may reduce the performance of the notes.

Performances of the Underlying Indices may become highly correlated from time to time during the term of the notes, including, but not limited to, a period in which there is a substantial decline in the Underlying Indices.  High correlation during periods of negative returns between the Underlying Indices could have an adverse effect on any payment on, and the value of, the notes.

Changes in the values of the Underlying Indices may offset each other.

Value movements between the Underlying Indices may not correlate with each other. At a time when the value of one Underlying Index increases, the value of other Underlying Index may not increase as much or may decline. Therefore, in calculating the value of the Index, increases in the value of one Underlying Index may be moderated, or more than offset, by lesser increases or declines in the value of other the Underlying Index, which will adversely affect the value of the Index and any payment on, and the value of, the notes.

Hypothetical back-tested data relating to the Index do not represent actual historical data and are subject to inherent limitations.

Hypothetical back-tested performance measures of the Index are purely theoretical and do not represent the actual historical performance of the Index and have not been verified by an independent third party. Hypothetical back-tested performance measures have inherent limitations. Hypothetical back-tested performance is derived by means of the retroactive application of a back-tested model that has been designed with the benefit of hindsight. Alternative modeling techniques might produce significantly different results and may prove to be more appropriate. Past performance, and especially hypothetical back-tested performance, is not indicative of future results. This type of information has inherent limitations, and you should carefully consider these limitations before placing reliance on such information.

Risks Relating to the Underlying Equity Index

The investment strategy represented by the Underlying Equity Index may not be successful.

The Underlying Equity Index is a rules-based index designed to reflect the performance of U.S. large-capitalization stocks selected from among the components of the Russell 1000® Index based on aggregate scores across the following style factors: quality (50%), value (30%), momentum (10%) and volatility (10%). A score for each potential component of the Underlying Equity Index for each of the four style factors is calculated based on scores determined for one or more underlying “descriptors” (e.g., return on equity, dividend yield, etc.) for that factor. The Underlying Equity Index provides relatively higher weight to components with higher composite factor scores relative to their respective market capitalization weights. No assurance can be provided that the descriptors used to determine each factor will be sufficiently representative of that factor or that potential components with relatively higher composite factor scores will outperform potential components with relatively lower composite factor scores at any time or over time. In addition, no assurance can be provided that the Underlying Equity Index will outperform other indices or strategies that track U.S. large-capitalization stocks selected and weighted using other criteria or the Russell 1000® Index as a whole. It is possible that the stock selection and weighting methodology of the Underlying Equity Index will adversely affect its return and, consequently, its value and the value and return of the notes.

Risks Relating to the Underlying Treasury Indices

Negative roll returns associated with futures contracts may adversely affect the performance of the Underlying Treasury Indices and the value of the notes.

Each Underlying Treasury Index notionally invests in the 5-Year or 10-Year U.S. Treasury Note futures contract, as applicable. As the contract that underlies each Underlying Treasury Index at any given time nears expiration, it is replaced by a contract that has a later expiration. For example, a contract purchased and held in July may specify a September expiration. As time passes, the contract expiring in September is replaced by a contract for delivery in December. This is accomplished by selling the September contract and purchasing the December contract. This process is referred to as “rolling.” Excluding other considerations, if prices are higher in more distant delivery months than in nearer delivery months, the purchase of the December contract would take place at a price that is higher than the price of the September contract, thereby creating a negative “roll return,” which could adversely affect the value of the applicable Underlying Treasury Index and the Index and, accordingly, any payments on, and the value of, the notes. In addition, interest rates have been historically low for an extended period and, if interest rates revert to their historic means, the adverse effect of negative roll returns will increase.

Each Underlying Treasury Index is subject to significant risks associated with futures contracts.

Each Underlying Treasury Index tracks the returns of futures contracts. The price of a futures contract depends not only on the price of the underlying asset referenced by the futures contract, but also on a range of other factors, including but not limited to changing supply and demand relationships, interest rates, governmental and regulatory policies and the policies of the exchanges on which the futures contracts trade. In addition, the futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These factors and others can cause the prices of futures contracts to be volatile and could adversely affect the value of each Underlying Treasury Index and the Index and, accordingly, any payments on, and the value of, the notes.

Suspension or disruptions of market trading in futures contracts may adversely affect the value of your notes.

Futures markets are subject to temporary distortions or other disruptions due to various factors, including lack of liquidity, the participation of speculators and government regulation and intervention. In addition, futures exchanges generally have regulations that limit the amount of futures contract price fluctuations that may occur in a single day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a price beyond the limit, or trading may be limited for a set period of time. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at potentially disadvantageous times or prices. These circumstances could affect the value of each Underlying Treasury Index and the Index and therefore could adversely affect any payments on, and the value of, the notes.

An increase in the margin requirements for futures contracts included in each Underlying Treasury Index may adversely affect the value of that Underlying Treasury Index.

Futures exchanges require market participants to post collateral in order to open and keep open positions in futures contracts. If an exchange increases the amount of collateral required to be posted to hold positions in the futures contracts underlying an Underlying Treasury Index, market participants who are unwilling or unable to post additional collateral may liquidate their positions, which may cause the price of the relevant futures contracts to decline significantly. As a result, the value of the applicable Underlying Treasury Index and the Index and any payments on, and the value of, the notes may be adversely affected.

The notes are subject to significant risks associated with fixed-income securities, including interest rate-related risks.

Investing in the notes differs significantly from investing directly in bonds to be held to maturity, as the value of the futures contract included in each Underlying Treasury Index changes, at times significantly, during each trading day based upon the current market prices of the U.S. Treasury notes it references (the “underlying bonds”). The market prices of the underlying bonds are volatile and significantly influenced by a number of factors, particularly the duration of the underlying bonds, the yields on the underlying bonds as compared to current market interest rates and the actual or perceived credit quality of the governmental issuers of the underlying bonds.

In general, fixed-income securities are significantly affected by changes in current market interest rates. As interest rates rise, the prices of fixed-income securities, such as the underlying bonds, are likely to decrease. Instruments with longer durations tend to be more sensitive to interest rate changes, usually making them more volatile than securities with shorter durations. As a result, rising interest rates may cause the value of the underlying bonds to decline, possibly significantly, which would adversely affect the value of the notes.

Interest rates are subject to volatility due to a variety of factors, including:

•	sentiment regarding underlying strength or weakness in economies of the governments issuing the underlying bonds and global economies;

•	expectations regarding the level of price inflation;

•	sentiment regarding credit quality of the governments issuing the underlying bonds and global credit markets;

•	central bank policies regarding interest rates; and

•	the performance of global capital markets.

The underlying bonds have traded at implied nominal yields near historic lows for an extended period of time. If the yields of the underlying bonds revert to their historic means as a result of a general increase in interest rates, government policies or actions, including actions by the Federal Reserve, or perceptions of reduced credit quality of the relevant government issuers or otherwise, the value of the underlying bonds will decline, which could have a negative impact on the performance of the notes.

The value of the notes may be influenced by unpredictable changes in the U.S. government and economy.

The market price of the futures contracts included in the Underlying Treasury Indices generally increases or decreases in connection with, among other factors, the market’s expectations about increases or decreases in the market price of the underlying bonds. Accordingly, the value of the notes may be affected by unpredictable changes, or expectations of changes, in the markets for the underlying bonds. Changes in the U.S. government that may influence the value of the notes include:

•	economic performance, including any financial or economic crises and changes in the gross domestic product, the principal sectors, inflation, employment and labor and prevailing prices and wages;

•	the monetary system, including the monetary policy, the exchange rate policy, the economic and tax policies, banking regulation, credit allocation and exchange controls;

•	the external sector, including the amount and types of foreign trade, the geographic distribution of trade, the balance of payments and reserves and exchange rates;

•	public finance, including the budget process, any entry into or termination of any economic or monetary agreement or union, the prevailing accounting methodology, the measures of fiscal balance, revenues and expenditures and any government enterprise or privatization program; and

•	public debt, including external debt, debt service and the debt record.

These factors interrelate in complex ways, and the effect of one factor on the market value of the underlying bonds, and therefore on the futures contract included in the Underlying Treasury Indices, may offset or enhance the effect of another factor, which could have a negative impact on the performance of the notes.

Each Underlying Treasury Index may be affected by changes in the perceived creditworthiness of the United States.

The price of each underlying bond and related futures contract included in each Underlying Treasury Index is significantly influenced by the creditworthiness of the United States. U.S. rating agencies have downgraded the credit ratings and/or assigned negative outlooks to many governments worldwide, including the United States, and may continue to do so in the future. Any perceived decline in the creditworthiness of United States, as a result of a credit rating downgrade or otherwise, may cause the yield on the relevant underlying bonds to increase and the prices of such underlying bonds to fall, perhaps significantly, and may cause increased volatility in local or global credit markets. Any such decline over the term of the notes would adversely impact the prices of the futures contract included in each Underlying Treasury Index and could have a negative impact on the value of the Index and the value of the notes.

Risks Relating to the Notional Financing Cost

SOFR will be affected by a number of factors and may be volatile.

The notional financing cost will depend on SOFR. SOFR will depend on a number of factors, including, but not limited to:

•	supply and demand for overnight U.S. Treasury repurchase agreements;

•	general U.S. and global economic conditions;

•	sentiment regarding underlying strength in the U.S. and global economies;

•	inflation and expectations concerning inflation;

•	sentiment regarding credit quality in the U.S. and global credit markets;

•	central bank policy regarding interest rates;

•	performance of capital markets; and

•	any statements from public government officials regarding the cessation of SOFR.

These and other factors may have a material effect on the performance of SOFR, on the notional financing cost, on the performance of the Index and on the value of the notes in the secondary market. Additionally, these factors may result in volatility in SOFR, and the volatility in SOFR may affect the notional financing cost, which may adversely affect your return on the notes.

The fixed spread added to SOFR in calculating the notional financing cost will negatively affect the performance of the Index.

The notional financing cost is intended to approximate the cost of maintaining a position in the Underlying Indices using borrowed funds at a rate of interest equal to the daily SOFR rate plus a fixed spread. The actual cost of maintaining a position in the Underlying Indices at any time may be less than the notional financing cost. The fixed spread is arbitrary and will increase the notional financing cost, which will negatively affect the performance of the Index.

The administrator of SOFR may make changes that could adversely affect the level of SOFR or discontinue SOFR and has no obligation to consider your interest in doing so.

SOFR is a relatively new rate, and the Federal Reserve Bank of New York (or a successor), as administrator of SOFR, may make methodological or other changes that could change the level of SOFR, including changes related to the method by which SOFR is calculated, eligibility criteria applicable to the transactions used to calculate SOFR or timing related to the publication of SOFR. If the manner in which SOFR is calculated is changed, that change may result in an increase to the notional financing cost, which would adversely affect the performance of the Index and the value of the notes. The administrator of SOFR may withdraw, modify, amend, suspend or discontinue the calculation or dissemination of SOFR in its sole discretion and without notice and has no obligation to consider the interests of holders of the notes in calculating, withdrawing, modifying, amending, suspending or discontinuing SOFR.

The relevant pricing supplement or a separate underlying supplement will provide additional risk factors relating to any other index or reference assets to which the notes are linked.

The Franklin U.S. Index

All information contained in this underlying supplement regarding the Franklin U.S. Index (the “Index”), including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, Franklin Templeton (“Franklin” or the “Index Sponsor”). The Index is owned by Franklin and is calculated and maintained by S&P OPCO LLC (“S&P OPCO” or the “Index Administrator”), a subsidiary of S&P Dow Jones Indices LLC. Franklin and S&P OPCO have no obligation to continue to publish, and may discontinue publication of, the Index.

The Index began publishing on November 13, 2017. The Index is reported by Bloomberg, L.P. (“Bloomberg”) under the ticker symbol “FTUSLX.”

The Index is a rules-based index that attempts to provide dynamic exposure to an underlying U.S. equity index and an underlying U.S. treasury futures index (each, an “Underlying Index”) based on their respective volatilities, while targeting a volatility level for the Index of approximately 7% (the “Target Volatility”):

•	The underlying U.S. equity index tracked by the Index is currently the Franklin US Equity Index (the “Underlying Equity Index”),[1] a rules-based index designed to reflect the performance of U.S. large-capitalization stocks selected from among the components of the Russell 1000® Index based on aggregate scores across the following style factors: quality (50%), value (30%), momentum (10%) and volatility (10%). The Russell 1000® Index measures the capitalization-weighted price performance of 1,000 U.S. large-capitalization stocks listed on eligible U.S. exchanges and is designed to track the performance of the large-capitalization segment of the U.S. equity market. For more information about the Underlying Equity Index, see “Background on the Franklin US Equity Index” below.

•	The underlying U.S. treasury futures index tracked by the Index at any time will generally be either the S&P 5-Year U.S. Treasury Note Futures Total Return Index (the “5-Year Treasury Index”) or the S&P 10-Year U.S. Treasury Note Futures Total Return Index (the “10-Year Treasury Index” and, together with the 5-Year Treasury Index, the “Underlying Treasury Indices”). The Index may also track both Underlying Treasury Indices for a limited period when the selected Underlying Treasury Index changes. The 5-Year Treasury Index will be the selected Underlying Treasury Index if the one-month moving average yield for U.S. treasury notes (measured by the United States Fed Reserve Bank 10-Year Benchmark) is greater than the one-year moving average yield for U.S. treasury notes; otherwise, the 10-Year Treasury Index will be the selected Underlying Treasury Index. Each Underlying Treasury Index seeks to track the performance of a rolling position in a single futures contract (i.e., the 5-Year or the 10-Year U.S. Treasury Note futures contract, as applicable). For more information about the Underlying Treasury Indices, see “Background on the S&P U.S. Treasury Note Futures Total Return Indices” below.

The Index is subject to a notional financing cost, deducted daily. The notional financing cost is intended to approximate the cost of maintaining a position in the Underlying Indices using borrowed funds at a rate of interest currently equal to SOFR plus a spread of 0.26% per annum.2 SOFR, the Secured Overnight Financing Rate, is intended to be a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities. For more information about SOFR, see “Background on SOFR” below.

1 Prior to May 1, 2022, the LibertyQ US Large Cap Equity Index (BBG ticker: FLQL1TR) was the underlying U.S. equity index tracked by the Index. The LibertyQ US Large Cap Equity Index is largely similar to the current Underlying Equity Index, except that it (1) rebalances quarterly in March, June, September and December instead of semi-annually in June and December, (2) is based on only three style factors weighted differently: quality (40%), value (30%) and momentum (30%) and (3) has slightly different component selection and component weighting rules.

2 Prior to December 5, 2021, the notional financing cost accrued on each day at a rate equal to the 3 month ICE LIBOR Rate as of the immediately preceding New York bank business day.

The Index is an “excess return” index and not a “total return” index because, as part of the calculation of the value of the Index, the performance of the Underlying Indices is reduced by the notional financing cost.

The notional financing cost will offset appreciation of the Underlying Indices, heighten depreciation of the Underlying Indices and generally act as a drag on the performance of the Index. The Index will trail the performance of an identical index without such deduction.

The Index is subject to risks associated with the use of leverage, and the notional financing cost deducted daily will be magnified by any leverage provided by the Index. If the aggregate weight of the Underlying Indices is less than 100%, the Index will not be fully invested, and any uninvested portion will earn no return.

No assurance can be given that the investment strategy used to construct the Index will achieve its intended results or that the Index will be successful or will outperform any alternative index or strategy that might reference the Underlying Indices.

Index Rebalancing

The Index rebalances daily after the close on each Index Business Day (as defined below), using the weights of the Underlying Indices determined on the immediately preceding Index Business Day as follows.

Select the Underlying Treasury Index. With respect to any Index Business Day, the selected Underlying Treasury Index will be:

•	if the one-month moving average yield for U.S. treasury notes is greater than the one-year moving average yield for U.S. treasury notes, the 5-Year Treasury Index; or

•	if the one-month moving average yield for U.S. treasury notes is less than or equal to the one-year moving average yield for U.S. treasury notes, the 10-Year Treasury Index.

With respect to any Index Business Day, for purposes of the Index, the one-month moving average yield for U.S. treasury notes equals the average United States Fed Reserve Bank 10-Year Benchmark over the period of 21 Index Business Days ending on and including the current Index Business Day, and the one-year moving average yield for U.S. treasury notes equals the average United States Fed Reserve Bank 10-Year Benchmark over the period of 252 Index Business Days ending on and including the current Index Business Day.

Determine the Daily Reference Weights of the Underlying Indices. On each Index Business Day, the daily reference weight of the Underlying Equity Index is equal to (a) the 7% Target Volatility divided by (b) the realized volatility of the Underlying Equity Index (calculated as described below) on that Index Business Day, subject to a maximum daily reference weight of 100%. For example, if the realized volatility of the Underlying Equity Index on an Index Business Day is equal to 28%, the daily reference weight of the Underlying Equity Index on that Index Business Day will equal 25% (or 7% / 28%). On each Index Business Day, the daily reference weight of the selected Underlying Treasury Index is equal to 100% minus the daily reference weight of the Underlying Equity Index on that Index Business Day. For example, if the daily reference weight of the Underlying Equity Index on an Index Business Day is equal to 25%, the daily reference weight of the selected Underlying Treasury Index on that Index Business Day will equal 75% (or 100% – 25%).

Determine the Target Weights of the Underlying Indices. On each Index Business Day, the target weight of each of the Underlying Equity Index and the selected Underlying Treasury Index is calculated by scaling the daily reference weight of that Underlying Index on the immediately preceding Index Business Day by a factor equal to (a) the 7% Target Volatility divided by (b) the realized volatility of the daily reference portfolio (calculated as described below) on the immediately preceding Index Business Day, subject to a maximum scaling factor of 150%. On each Index Business Day, the target weight of the Underlying Treasury Index that was not selected is equal to 0%. On each Index Business Day, the daily reference portfolio is a portfolio composed of the Underlying Indices, with weights equal to the daily reference weights as of the immediately preceding Index Business Day. If, on an Index Business Day, the realized volatility of the daily reference portfolio on the immediately preceding Index Business Day is greater than the Target Volatility, the target weight of each of the Underlying Equity Index and the selected Underlying Treasury Index on that Index Business Day will be less than its daily reference weight on the immediately preceding Index Business day. If, on an Index Business Day, the realized volatility of the daily reference portfolio on the immediately preceding Index Business Day is less than the Target Volatility, the target weight of each of the Underlying Equity Index and the selected Underlying Treasury Index on that Index Business Day will be greater than its daily reference weight on the immediately preceding Index Business Day, subject to a maximum of 150% of its daily reference weight on the immediately preceding Index Business Day.

Determine the Final Weights of the Underlying Indices. On each Index Business Day, the final weight of each Underlying Index is equal to its target weight on that Index Business Day, provided that, if the target weight of an Underlying Treasury Index on that Index Business Day is greater than or less than its final weight on the immediately preceding Index Business Day by more than 20 percentage points, the final weight of that Underlying Treasury Index on that Index Business Day will be increased or decreased, as applicable, from its final weight on the immediately preceding Index Business Day by only 20 percentage points. For example, if, on an Index Business Day, the target weight of an Underlying Treasury Index is 50% and its final weight on the immediately preceding Index Business Day is 15%, its final weight on that Index Business Day will be 35% (or 15% + 20%). As a result of the 20 percentage points change constraint, the Index may provide exposure to both Underlying Treasury Indices for a limited period when the selected Underlying Treasury Index changes, if the target weight of an Underlying Treasury Index differs by more than 20 percentage points from its final weight on the immediately preceding Index Business Day.

Volatility and Correlation. The realized volatility of an asset is a statistical measurement of the degree of variability of the returns of that asset over a historical period, which we refer to as a “look-back period,” and the realized correlation (i.e., historical correlation) between two assets is a statistical measurement of the degree to which the returns of those assets moved together during a look-back period and whether they moved in the same or opposite directions.

The volatility of a portfolio depends on the volatility of each of the assets included in that portfolio and on the correlation between the returns of each pair of those assets. A portfolio with a lower degree of correlation among its assets will have a lower volatility than a portfolio with a higher degree of correlation among its assets if the volatilities and weights of the individual assets in each portfolio are the same. This is because the returns of assets with a lower degree of correlation will offset each other to a greater extent than the returns of assets with a higher degree of correlation, resulting in less variability in portfolio returns for a portfolio composed of assets with a lower degree of correlation and more variability in portfolio returns for a portfolio composed of assets with a higher degree of correlation.

For purposes of the Index, the realized volatility of an Underlying Index or a daily reference portfolio composed of the Underlying Indices used to determine the respective weights of the Underlying Indices is equal to the greater of two volatility measures, each calculated using exponentially weighted moving averages of the daily returns of the applicable Underlying Index over a look-back period of the immediately preceding 126 Index Business Days. Exponentially weighted moving average means that the moving average is calculated such that greater weight is assigned to more recent daily returns and less weight is assigned to less recent daily returns, with the weights falling exponentially as the daily returns getting less recent. The degree to which more recent daily returns have a greater weight than less recent daily returns in calculating the volatility measures is dictated by the “decay parameter” used the volatility measures, where a smaller decay parameter means the weight falls more quickly as the daily returns get less recent. The two volatility measures use decay parameters of 0.94 and 0.97, respectively.

The chart below illustrates the effect of exponential weighting for decay parameters of 0.94 and 0.97, with a look-back period of 126 Index Business Days. As the chart illustrates, the more recent daily returns have a greater weight than the less recent daily returns in determining the exponentially weighted moving average of the daily returns.

For mathematical convenience, for purposes of the Index, each volatility measure is determined using the variance of each Underlying Index and their covariance rather than the volatility of each Underlying Index and their correlation. The variance of an asset is the square of its volatility, and the covariance of two assets is the product of the correlation of the assets and their respective volatilities.

For purposes of the Index, an “Index Business Day” means any day or half day (other than a Saturday or Sunday) on which any of the following are scheduled to be open for trading during their regular trading sessions: the New York Stock Exchange or CME Interest Rates (fixing or floor trading).

Calculation of the Index

The value of the Index was set to 100.00 on January 3, 2001, the base date of the Index. On each subsequent Index Business Day, the value of the Index is calculated by adjusting the value of the Index on the immediately preceding Index Business Day to reflect:

•	the percentage change in the value of the Underlying Equity Index since the immediately preceding Index Business Day, with that percentage change scaled by the exposure of the Index to the Underlying Equity Index as of the immediately preceding Index Business Day;

•	the percentage change in the value of the 5-Year Treasury Index since the immediately preceding Index Business Day, with that percentage change scaled by the exposure of the Index to the 5-Year Treasury Index as of the immediately preceding Index Business Day;

•	the percentage change in the value of the 10-Year Treasury Index since the immediately preceding Index Business Day, with that percentage change scaled by the exposure of the Index to the 10-Year Treasury Index as of the immediately preceding Index Business Day; and

•	the deduction of the notional financing cost that has accrued since the immediately preceding Index Business Day, calculated assuming a year with 360 days, with that notional financing cost scaled by the aggregate exposure of the Index to the Underlying Indices as of the immediately preceding Index Business Day.

The notional financing cost accrues on each day at a rate equal to SOFR as of the immediately preceding day on which SOFR was published plus a spread of 0.26% per annum.

The value of the Index published by the Index Administrator is rounded to two decimal places (with 0.005 being rounded upwards), and the value of each Underlying Index used in the calculation of the value of the Index is also rounded to two decimal places (with 0.005 being rounded upwards). However, no other data used or derived otherwise in the index determination process is rounded.

Index Committee

An index committee (the “Index Committee”) maintains the Index. The Index Committee meets at regular intervals. At each meeting, the Index Committee reviews matters that may affect the Index, including the methodology, constituents and any significant market events. In addition, the Index Committee may revise Index policy and procedures.

S&P OPCO considers information about changes to the Index and related matters to be potentially market moving and material. Therefore, all Index Committee discussions are confidential.

S&P OPCO’s Index Committee reserves the right to make exceptions when applying the methodology if the need arises. In any scenario where the treatment differs from the general rules stated in this document or supplemental documents, clients will receive sufficient notice, whenever possible.

In addition to the daily governance of the Index and maintenance of Index methodology, at least once within any 12-month period, the Index Committee reviews the methodology to ensure the Index continues to achieve the stated objectives and that the data and methodology remain effective. In certain instances, S&P OPCO may publish a consultation inviting comments from external parties.

Disclaimer

“Franklin,” “Franklin Templeton” and the “Franklin U.S. IndexSM (the “Index”) are trademarks of Franklin Templeton (the “Licensor”) and have been licensed for use by Royal Bank of Canada as a component of the notes.

Licensor uses a third-party calculation agent (the “Calculation Agent”) to calculate and publish the Index. The Calculation Agent uses its best efforts to ensure that the Index is calculated correctly; however, the Calculation Agent has no obligation to point out errors in the Index to third parties. Neither publication of the Index by the Calculation Agent nor the licensing of the Index or Index trademark for the purpose of use in connection with the notes constitutes a recommendation by the Calculation Agent to purchase the notes, nor does it in any way represent an assurance or opinion of the Calculation Agent with regard to the notes.

The notes are not sponsored, endorsed, sold or promoted by Licensor or the Calculation Agent. Neither Licensor nor the Calculation agent makes any representation or warranty (express or implied) regarding the notes, the advisability of purchasing the notes, or the use of the Index or any data included therein. Licensor’s only relationship to Royal Bank of Canada is the licensing of certain trademarks and trade names and the Index or components thereof. Neither Licensor nor the Calculation Agent have any obligation or liability in connection with the marketing, issuance, or administration of the notes.

LICENSOR DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN AND LICENSOR SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, UNAVAILABILITY, OR INTERRUPTIONS THEREIN.  LICENSOR MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, HOLDERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN.  LICENSOR MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE, WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL LICENSOR HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, INCIDENTAL, CONSEQUENTIAL DAMAGES, OR LOST PROFITS, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Background on the Franklin US Equity Index

All information contained in this underlying supplement regarding the Franklin US Equity Index, including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, FTSE Russell, the index sponsor. FTSE Russell is a wholly owned subsidiary of the London Stock Exchange Group plc. The Franklin US Equity Index is calculated, maintained and published by FTSE Russell. FTSE Russell has no obligation to continue to publish, and may discontinue publication of, the Franklin US Equity Index.

In addition, information about the Franklin US Equity Index may be obtained from other sources including, without limitation, the Franklin US Equity Index sponsor’s website. We are not incorporating by reference into this document the website or any material it includes. Neither we nor any agent makes any representation that such publicly available information regarding the Franklin US Equity Index is accurate or complete.

The Franklin US Equity Index is a rules-based index designed to reflect the performance of U.S. large-capitalization stocks selected from among the components of the Russell 1000® Index (the “Parent Index”) based on aggregate scores across the following style factors: quality (50%), value (30%), momentum (10%) and volatility (10%). The Parent Index measures the capitalization-weighted price performance of 1,000 U.S. large-capitalization stocks listed on eligible U.S. exchanges and is designed to track the performance of the large-capitalization segment of the U.S. equity market. For more information about the Parent Index, see “Background on the Russell 1000® Index” below.

Selection of Stocks Underlying the Franklin US Equity Index

The composition of the Franklin US Equity Index is rebalanced semi-annually in June and December, based on data at the close of business on the last trading day of the month prior to the review month (the “data cut-off date”), using the methodology described below.

Index Universe. All components of the Parent Index are eligible for inclusion in the Franklin US Equity Index, except for components affiliated with Franklin Resources by either a direct or indirect aggregate shareholding of greater than 20% (the “index universe”).

Factor Scores. A score for each component of the index universe for each of the four style factors is calculated based on scores determined for one or more underlying “descriptors” (e.g., return on equity, dividend yield, etc.) for that factor. The score for each descriptor represents a statistical transformation of the value for that descriptor that is intended to allow the scores for the descriptors and the style factors to be aggregated on a comparable basis.

First, an initial “z-score” is calculated for each component of the index universe for each descriptor based on the average and the standard deviation of the values for that descriptor for all components of the index universe. A z-score is a statistical measure that describes how far a value is from the average value, measured in units of standard deviation. The effect of outliers is then reduced by capping all initial z-scores at 3 and flooring all initial z-scores at -3.3

Next, a relative z-score is calculated for each component of the index universe for each descriptor based on the average and the standard deviation of the z-scores for that descriptor for all components of the same component group. The three component groups defined to apply relative z-scores are (1) financials (securities belonging to the Industry Classification Benchmark (“ICB”) Financials 30) (“Financials”), (2) real estate investment trusts (“REITs”) (securities belonging to the ICB Real Estate Investment Trusts 351020 and the ICB Mortgage Real Estate Investment Trusts 302030) and (3) all components not included in Financials or REITs (“Other”). The relative z-scores are similarly capped at 3 and floored at -3.

Finally, for each component of the index universe, its relative z-scores for the descriptors associated with each factor are used to determine its z-score for that factor. Each component’s composite factor z-score is calculated as

3 All descriptors with missing data are assigned a z-score equal to the average z-score for that descriptor among the components of the index universe.

the weighted average of its z-scores for the four factors using the following weights: quality (50%), value (30%), momentum (10%) and volatility (10%). The factors and their associated descriptors are described under “—Franklin US Equity Index Factors and Descriptors” below.

Component Selection. At each semi-annual rebalancing, components of the index universe are ranked by their composite factor z-scores in descending order and are selected for inclusion in the Franklin US Equity Index as follows. To reduce turnover and enhance stability of the Franklin US Equity Index, existing components are given priority at each selection with a 50% component selection buffer.

•	Components of the index universe ranked within the top 12.5% (rounded to the nearest integer) are selected for inclusion.

•	Existing components not included in the previous step that rank at or within 37.5% (rounded to the nearest integer) are successively added until the number of components reaches 25% of the index universe.

•	If the number of components is below the 25% target representation after the previous step, the remaining components of the index universe with the highest composite factor z-score are added until the number of selected components reaches the 25% target representation.

Component Weighting. The preliminary weight for each component equals its market capitalization weight (i.e., its weight in the Parent Index) multiplied by its s-score, with each preliminary weight scaled proportionately so as to achieve an aggregate weight of 100%. The “s-score” for each component is determining by mapping the composite factor z-score for that component to a value between 0 and 1 based on a cumulative normal distribution with mean zero and standard deviation one. Converting z-scores to s-scores facilitates using the factor scores directly in portfolio weighting, providing relatively higher weights for components with higher s-scores relative to their respective market capitalization weights.

To reduce turnover and enhance stability of the Franklin US Equity Index, the preliminary weights of the existing components are subject to a 50% turnover buffer. Each component’s adjusted preliminary weight equals the average of its weight in the Franklin US Equity Index as of the data cut-off date (which will be 0% in the case of a new component) and its preliminary weight determined above, with each adjusted preliminary weight scaled proportionately so as to achieve an aggregate weight of 100%.

The final weights for the components are determined by applying a weight cap of 1% to each component’s adjusted preliminary weight and redistributing the excess weight among the remaining components on a pro rata basis.

Changes to Components. Additions to the Parent Index (e.g., IPOs) will be considered for inclusion in the Franklin US Equity Index at the next semi-annual review. Companies added to the Parent Index as a consequence of a corporate action (e.g., a spin-off) will be added to the Franklin US Equity Index at the time of the event. A component that is removed from the Parent Index will be removed from the Franklin US Equity Index. A minimum of two days’ notice will be provided, and the weight of the removed component will be distributed pro-rata among the remaining components of the Franklin US Equity Index.

Franklin US Equity Index Factors and Descriptors

The factors and their corresponding descriptors are described below. Data used for each descriptor is as of the relevant data cut-off date and is obtained from Thomson Reuters Worldscope and other third-party information providers.

Quality (50% weight). The quality factor for each component is intended as a measure of the strength of the profit fundamentals of that component and is determined by reference to different descriptors for different component groups:

•	Financials: return on equity (1/3), earnings variability (1/3) and return on assets (1/3); and

•	REITs: earnings variability (1/3), return on assets (1/3) and operating cash flow to sales (1/3); and

•	Others: return on equity (1/4), earnings variability (1/4), cash return on assets (1/4) and leverage (1/4).

where:

•	the return on equity is based on (a) the latest trailing 12-month net income (earnings from continuing operations before preferred dividends and excluding discontinued operations and extraordinary items) as of the data cut-off date and (b) the average of the total shareholders’ equity for the most recent and the immediately preceding fiscal year as of the data cut-off date;

•	the earnings variability is the standard deviation of the most recent five fiscal years annual earnings per share growth as of the data cut-off date;

•	the return on assets is based on (a) the latest trailing 12-month net income (earnings from continuing operations before preferred dividends and excluding discontinued operations and extraordinary items) as of the data cut-off date and (b) the average of the total assets for the most recent and the immediately preceding fiscal year as of the data cut-off date;

•	the operating cash flow to sales is based on (a) the latest trailing 12-month net operating cash flow and (b) the latest trailing 12-month sales, each as of the data cut-off date;

•	the cash return on assets is based on (a) the latest fiscal year net operating cash flow and (b) the latest fiscal year total assets, each as of the data cut-off date;

•	the leverage is the average of the market leverage, book leverage and debt to assets ratio as of the data cut-off date. The market leverage is based on the company investable market capitalization, preferred equity and long-term debt, each as of the data cut-off date. The book leverage is based on the book value, preferred equity and long-term debt, each as of the data cut-off date. The debt to assets ratio is based on the total debt and total assets, each as of the data cut-off date. If any of the market leverage, book leverage or debt to assets ratio data is missing, the leverage will be the average of the available components.

Value (30% weight). The value factor for each component is intended as a measure of how attractively that component is priced and is determined by reference to different descriptors for different component groups:

•	Financials and REITs: book-to-price ratio (2/3) and dividend yield (1/3); and

•	Others: dividend yield (1/3), earnings yield (1/3) and 12-month forward earnings yield (1/3).

where:

•	the book-to-price ratio is based on (a) the latest book value and (b) the market capitalization, each as of the data cut-off date;

•	the dividend yield is based on (a) the latest trailing 12-month ordinary and extraordinary dividends and (b) the market capitalization, each as of the data cut-off date;

•	the earnings yield is based on (a) the latest trailing 12-month net income (before deduction of preferred dividends) and (b) the market capitalization, each as of the data cut-off date; and

•	the 12-month forward earnings yield is based on (a) the 12-month forward earnings per share calculated using a time-weighted average of the Institutional Brokers’ Estimate System (IBES) mean FY1 and FY2 earnings per share estimates (with the weights determined based on the proportion of the current fiscal year remaining as of the data cut-off date) and (b) the price as of the data cut-off date.

Momentum (10% weight). The momentum factor for each component references two equally weighted descriptors used as measures of the strength and consistency of recent performance of that component: six-month risk-adjusted price momentum and 12-month risk-adjusted price momentum. Each of these descriptors is the cumulative daily price return of a component over the trailing six-month or 12-month period, as applicable, ending on the data cut-off date divided by the volatility of that component determined using the weekly price returns of that component over the trailing three-year period ending on the data cut-off date. Stocks with history of less than three years will be treated as missing data.

Volatility (10% weight). The volatility factor for each component references a single descriptor: the beta of that component relative to the Parent Index, calculated by reference to a time-series regression of the weekly total returns of that component against the weekly total returns of the Parent Index over the trailing 104-week period ending on the data cut-off date. Stocks with history of less than 104 weeks will be treated as missing data. For purposes of the Franklin US Equity Index, the beta of a component is used as a measure of the volatility of that component relative to the broader market.

Calculation of the Franklin US Equity Index

At any time, the value of the Franklin US Equity Index equals (a) the sum of, for each component of the Franklin US Equity Index, the product of its then-current shares and its latest trade price in U.S. dollars divided by (b) a scaling factor (the “divisor”).

Each component’s current shares are based on the number of shares in issue for that component, an investability weighting factor to be applied to a component to allow amendments to its weighting (expressed as a number between 0 and 1, where 1 represents a 100% free float) and a weighting factor to be applied to a component to correctly weight that component based on the final weight for that component determined as described above.

The divisor represents the total issued share capital of the Franklin US Equity Index at its base date, subject to adjustment to allow changes in the issued share capital of individual components to be made without distorting the Franklin US Equity Index.

Corporate Actions and Events

If a component of the Parent Index has a stock split, stock consolidation, rights issue, bonus issue, a change in the number of shares in issue or a change in free float (with the exception of tender offers), that component’s weighting in the Franklin US Equity Index will remain unchanged pre and post such an event.

The share price and free-float weighting of a component of the Franklin US Equity Index will be subject to an adjustment on the ex-date of a corporate action. These include capital repayments, rights issues / entitlement offers, stock conversion, splits (sub-division) / reverse splits (consolidation) and scrip issues (capitalization or bonus issues).

Background on the S&P U.S. Treasury Note Futures Total Return Indices

All information contained in this underlying supplement regarding the S&P 5-Year U.S. Treasury Note Futures Total Return Index (the “5-Year Treasury Index”) and the S&P 10-Year U.S. Treasury Note Futures Total Return Index (the “10-Year Treasury Index” and, together with the 5-Year Treasury Index, the “Futures Indices”), including, without limitation, their make-up, method of calculation and changes in their components, has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC. The Futures Indices were developed, calculated, maintained and published by S&P Dow Jones Indices LLC. S&P Dow Jones Indices LLC has no obligation to continue to publish, and may discontinue publication of, either Futures Index.

The 5-Year Treasury Index is reported by Bloomberg under the ticker symbol “SPUST5TR.”  The 10-Year Treasury Index is reported by Bloomberg under the ticker symbol “SPUSTTTR.”

Each Futures Index seeks to track the performance of a rolling position in a single futures contract, which is the 5-Year U.S. Treasury Note futures contract (the “5-Year Futures Contract”) in the case of the 5-Year Treasury Index and the 10-Year U.S. Treasury Note futures contract (the “10-Year Futures Contract” and, together with the 5-Year Futures Contract, the “Futures Contracts”) in the case of the 10-Year Treasury Index. Each Futures Contract rolls quarterly and is traded on the Chicago Mercantile Exchange (the “CME”). At any given time, the Futures Contract tracked by a Futures Index is either the relevant Futures Contract closest to expiration (each, the “Near Month Futures Contract”) or the relevant Futures Contract that is scheduled to expire immediately following the relevant Near Month Futures Contract (the “Far Month Futures Contract”).

Each Futures Index maintains a long position in the relevant Futures Contract by undergoing a process called a “roll” from the relevant Near Month Futures Contract into the relevant Far Month Futures Contract each quarter. The roll takes place over a one-day rolling period every quarter, effective prior to open of trading one business day preceding the “first position date,” which is a date published by CME Group (the parent company of the CME). Currently, the “first position date” is generally the business day immediately preceding the last business day of the month immediately preceding an expiring contract’s delivery month. The expected expiry months of each Near Month Futures Contracts are March, June, September and December, with the corresponding roll dates falling in February, May, August and November.

Market disruptions are situations where the CME has failed to open so that no trading is possible due to unforeseen events, such as computer or electric power failures, an unscheduled exchange holiday, weather conditions or other events. If any such event occurs on the roll date, the roll will take place on the next business day on which no market disruptions exist.

Each Futures Index is calculated daily when the CME is open for official trading, excluding holidays and weekends. In situations where the CME is forced to close early due to unforeseen events, such as computer or electric power failures, weather conditions or other events, S&P Dow Jones Indices LLC will calculate the value of each Futures Index based on the settlement price published by the CME, or if no settlement price is available, the S&P Dow Jones Indices LLC will determine the course of action. If the CME fails to open due to unforeseen circumstances, such as natural disasters, inclement weather, outages or other events, each Futures Index will use the prior day’s settlement price.

Each Futures Index is a “total return” index because it reflects (a) the “excess return,” that is, the return derived from changes in the settlement price of the relevant Futures Contract and from any profit or loss realized when rolling the relevant Futures Contract and (b) any interest that could be earned on funds notionally committed to the trading of the relevant Futures Contract (i.e., funds deposited as collateral for the trading of the relevant Futures Contract).

On each business day, the value of each Futures Index is calculated by adjusting the value of that Futures Index on the immediately preceding business day to reflect:

•	the excess return from holding the relevant Futures Contract, calculated by reference to the percentage change in the settlement price of that Futures Contract since the immediately preceding business day; and

•	the interest accrued from but excluding the immediately preceding business day to but excluding the current business day at a rate equal to the 91-day Treasury Bill Rate on the immediately preceding business day, converted to a daily compounded interest rate using an actual/360 day count convention.

The Futures Contracts

The Futures Contracts are legally binding agreements for the buying or selling of U.S. Treasury notes at a fixed price for physical settlement on a future date (such date being its expiry date). The 5-Year Futures Contract requires the delivery of a U.S. Treasury note that has an original term to maturity of not more than five years and three months and a remaining term to maturity of not less than four years and two months as of the first day of the delivery month. The 10-Year Futures Contract requires the delivery of a U.S. Treasury note that has a remaining term to maturity of at least six and a half years, but less than eight years, from the first day of the delivery month.  Each Futures Contract has a face value at maturity of $100,000. The closing prices of the 5-Year Futures Contract and the 10-Year Futures Contract are calculated by the CME and reported on Bloomberg under the ticker symbol “FV” and “TY,” respectively.

Overview of Futures Markets

Futures contracts are contracts that legally obligate the holder to buy or sell an asset at a predetermined delivery price during a specified future time period. Futures contracts are traded on regulated futures exchanges, in the over-the-counter market and on various types of physical and electronic trading facilities and markets. An exchange-traded futures contract provides for the purchase and sale of a specified type and quantity of an underlying asset or financial instrument during a stated delivery month for a fixed price. A futures contract provides for a specified settlement month in which the cash settlement is made or in which the underlying asset or financial instrument is to be delivered by the seller (whose position is therefore described as “short”) and acquired by the purchaser (whose position is therefore described as “long”).

No purchase price is paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents must be deposited with the broker as “initial margin.” This amount varies based on the requirements imposed by the exchange clearing houses, but it may be lower than 5% of the notional value of the contract. This margin deposit provides collateral for the obligations of the parties to the futures contract.

By depositing margin, which may vary in form depending on the exchange, with the clearing house or broker involved, a market participant may be able to earn interest on its margin funds, thereby increasing the total return that it may realize from an investment in futures contracts.

In the United States, futures contracts are traded on organized exchanges, known as “designated contract markets.” At any time prior to the expiration of a futures contract, a trader may elect to close out its position by taking an opposite position on the exchange on which the trader obtained the position, subject to the availability of a liquid secondary market. This operates to terminate the position and fix the trader’s profit or loss. Futures contracts are cleared through the facilities of a centralized clearing house and a brokerage firm, referred to as a “futures commission merchant,” which is a member of the clearing house.

Unlike common equity securities, futures contracts, by their terms, have stated expirations. At a specific point in time prior to expiration, trading in a futures contract for the current delivery month will cease. As a result, a market participant wishing to maintain its exposure to a futures contract on a particular asset or financial instrument with the nearest expiration must close out its position in the expiring contract and establish a new position in the contract for the next delivery month, a process referred to as “rolling.” For example, a market participant with a long position in a futures contract expiring in November who wishes to maintain a position in the nearest delivery month will, as the November contract nears expiration, sell the November contract, which serves to close out the existing long position, and buy a futures contract expiring in December. This will “roll” the November position into a December position, and, when the November contract expires, the market participant will still have a long position in the nearest delivery month.

Futures exchanges and clearing houses in the United States are subject to regulation by the Commodity Futures Trading Commission. Exchanges may adopt rules and take other actions that affect trading, including imposing speculative position limits, maximum price fluctuations and trading halts and suspensions and requiring liquidation of contracts in certain circumstances. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities. The structure and nature of trading on non-U.S. exchanges, however, may differ from this description.

Background on the Russell 1000® Index

All information contained in this underlying supplement regarding the Russell 1000® Index, including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, FTSE Russell, the index sponsor. FTSE Russell is a wholly owned subsidiary of the London Stock Exchange Group plc. The Russell 1000® Index, together with the Russell 2000® Index, the Russell 3000® Index and the Russell Midcap® Index (each a “Russell Index” and collectively, the “Russell Indices”), are calculated, maintained and published by FTSE Russell. FTSE Russell has no obligation to continue to publish, and may discontinue publication of, the Russell 1000® Index.

In addition, information about the Russell 1000® Index (including information about its sector weightings) may be obtained from other sources including, without limitation, the Russell 1000® Index sponsor’s website. We are not incorporating by reference into this document the website or any material it includes. Neither we nor any agent makes any representation that such publicly available information regarding the Russell 1000® Index is accurate or complete.

Each Russell Index is a subset of the Russell 3000E™ Index, which includes up to 4,000 of the largest U.S. companies as determined by total market capitalization with over 97% representation of the U.S. equity market.

Bloomberg reports the values of the Russell Indices with fewer decimal places of precision than FTSE Russell.

The Russell 1000® Index measures the capitalization-weighted price performance of 1,000 U.S. large-capitalization stocks listed on eligible U.S. exchanges and is designed to track the performance of the large-capitalization segment of the U.S. equity market. The companies included in the Russell 1000® Index are the 1,000 largest companies that form the Russell 3000E™ Index. The Russell 1000® Index represents approximately 93% of the total market capitalization of the Russell 3000® Index. The Russell 1000® Index is reported by Bloomberg under the ticker symbol “RIY.”

Selection of Stocks Underlying the Russell Indices

The Russell Indices are sub-indices of the Russell 3000E™ Index. To be eligible for inclusion in the Russell 3000E™ Index and, consequently, a Russell Index, a company must meet the following criteria as of the rank day in May (except that initial public offerings (“IPOs”) are considered for inclusion on a quarterly basis):

•	U.S. Equity Market. The company must be determined to be part of the U.S. equity market, meaning that its home country is the United States. If a company incorporates in, has a stated headquarters location in and also trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible), the company is assigned to its country of incorporation.

o	If any of the three criteria do not match, FTSE Russell then defines three Home Country Indicators (“HCIs”): country of incorporation, country of headquarters and country of the most liquid exchange as defined by two-year average daily dollar trading volume from all exchanges within a country. After the HCIs are defined, the next step in the country assignment involves an analysis of assets by location. FTSE Russell cross-compares the primary location of the company’s assets with the three HCIs. If the primary location of assets matches any of the HCIs, then the company is assigned to its primary asset location.

o	If there is not enough information to determine a company’s primary location of assets, FTSE Russell uses the primary location of the company’s revenue for the same cross-comparison and assigns the company to the appropriate country in a similar fashion. FTSE Russell uses an average of two years of assets or revenue data for analysis to reduce potential turnover.

o	If conclusive country details cannot be derived from assets or revenue, FTSE Russell assigns the company to the country in which its headquarters are located unless the country is a Benefit Driven Incorporation (“BDI”) country. If the country in which its headquarters are located is a BDI country, the company is assigned to the country of its most liquid stock exchange. The BDI countries are Anguilla, Antigua and Barbuda, Aruba, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Curacao, Faroe Islands, Gibraltar, Guernsey, Isle of Man, Jersey, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten and Turks and Caicos Islands.

o	If a company is designated as a Chinese “N Share,” it will not be considered for inclusion within the Russell Indices. An N Share is a company incorporated outside of mainland China that trades on the NYSE, the Nasdaq or the NYSE American. An N Share will have a headquarter or Principal Executive Office or its establishment in mainland China, with the majority of its revenue or assets derived from mainland China.

•	U.S. Eligible Exchange. The following exchanges and markets are deemed to be eligible U.S. exchanges: CBOE, NYSE, NYSE American, Nasdaq and NYSE Arca. Stocks that are not traded on an eligible U.S. exchange (Bulletin Board, Pink Sheet and over-the-counter securities, including securities for which prices are displayed on the FINRA Alternative Display Facility) are not eligible for inclusion.

•	Minimum Closing Price. A stock must have a close price at or above $1.00 (on its primary exchange), subject to exceptions to reduce turnover.

•	Minimum Total Market Capitalization. Companies with a total market capitalization less than $30 million are not eligible for inclusion.

•	Minimum Free Float. Companies with less than 5% of their shares available in the marketplace are not eligible for inclusion.

•	Company Structure. Companies structured in the following ways are not eligible for inclusion: royalty trusts, U.S. limited liability companies, closed-end investment companies, business development companies (and other companies that are required to report Acquired Fund Fees and Expenses, as defined by the SEC), blank-check companies, special-purpose acquisition companies (“SPACs”), limited partnerships, exchange-traded funds and mutual funds.

•	UBTI. Real estate investment trusts and publicly traded partnerships that generate or have historically generated unrelated business taxable income (“UBTI”) and have not taken steps to block UBTI to equity holders are not eligible for inclusion. Information used to confirm UBTI impact includes the following publicly available sources: 10-K, SEC Form S-3, K-1, company annual report, dividend notices or company website.

•	Security Types. The following types of securities are not eligible for inclusion: preferred and convertible preferred stock, redeemable shares, participating preferred stock, warrants, rights, depositary receipts, installment receipts and trust receipts.

•	Minimum Voting Rights. Companies assigned a developed market nationality are required to have more than 5% of the company’s voting rights (aggregated across all of its equity securities, including, where identifiable, those that are not listed or trading) in the hands of unrestricted shareholders. Shares referenced as “non-voting” or that provide legally minimum rights only will be viewed as having no voting power as it relates to the minimum voting rights review. Existing constituents with a developed market nationality who did not meet the above requirement had a five-year grandfathering period to comply. Constituents that continued to fail the minimum voting rights requirement were removed at the June 2023 reconstitution.

•	Multiple Share Classes. If an eligible company trades under multiple share classes, each share class is reviewed independently for eligibility for inclusion. Share classes in addition to the primary share class must meet the following minimum size, liquidity and float requirements to be eligible: (a) total market cap must be larger than $30 million; (b) average daily dollar trading value must exceed that of the global median; and (c) more than 5% of shares must be available in the marketplace.

Securities of eligible companies are included in Russell Indices based on total market capitalization. Total market capitalization is determined by multiplying total outstanding shares by the market price (generally, the last price traded on the primary exchange of the share class with the highest two-year trading volume, subject to exceptions) as of the rank day in May (except that IPOs are considered for inclusion on a quarterly basis). Common stock, non-restricted exchangeable shares and partnership units/membership interests (but not operating partnership units of umbrella partnership real estate investment trusts) are used to calculate a company’s total market capitalization. If multiple share classes of common stock exist, they are combined to determine total shares outstanding; however, in cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately. For merger and spin-off transactions that are effective between rank day in May and the business day immediately before the index lock-down takes effect ahead of the annual reconstitution in June, the market capitalizations of the impacted securities are recalculated and membership is re-evaluated as of the effective date of the corporate action.

The 4,000 securities with the greater total market capitalization become members of the Russell 3000E™ Index. All remaining Russell Indices are a subset of the Russell 3000E™ Index. Market capitalization breakpoints for the Russell Indices are determined by the breaks between the rankings of companies (based on descending total market capitalization). Market capitalization breakpoints for the Russell 1000® Index are determined by the break between the companies ranked #1 through #1,000. New members are assigned on the basis of the breakpoints, and existing members are reviewed to determine if they fall within a cumulative 5% market cap range around these new market capitalization breakpoints. If an existing member’s market capitalization falls within this cumulative 5% of the market capitalization breakpoint, it will remain in its current Russell Index rather than be moved to a different Russell Index.

After membership is determined, a security’s shares are adjusted to include only those shares available to the public (“free float”). The purpose of this adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set. Stocks in the Russell Indices are weighted by their available (also called float-adjusted) market capitalization. The following types of shares are removed from total market capitalization to arrive at free float or available market capitalization, based on information recorded in SEC corporate filings: officers’ and directors’ holdings; private holdings exceeding 10% of shares outstanding; institutional holdings exceeding 30% of shares outstanding; shares held by publicly listed companies; shares held by an Employee Stock Ownership Plan or a Leveraged Employee Stock Ownership Plan; shares locked up during an IPO; direct government holdings; and indirect government holdings exceeding 10% of shares outstanding.

Reconstitution occurs on the fourth Friday in June. A full calendar for reconstitution is published each spring, with such reconstitution schedule governed by FTSE Russell guidelines.

Corporate Actions and Events Affecting the Russell Indices

FTSE Russell applies corporate actions to the Russell Indices on a daily basis. FTSE Russell applies the following methodology guidelines, among others, when adjusting the applicable Russell Index in response to corporate actions:

•	“No Replacement” Rule. Securities that leave the relevant Russell Index for any reason (e.g., mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in the relevant Russell Index over a year will fluctuate according to corporate activity.

•	Statement of Principles and Adjustments for Specific Corporate Events. FTSE Russell has stated as general principles that the treatment of corporate events (a) should reflect how such events are likely to be dealt with in investment portfolios to maintain the portfolio structure in line with the target set out in the index objective and index methodology and (b) should normally be designed to minimize the trading activity required by investors to match the index performance. No assurance can be provided that corporate actions and events will be treated by FTSE Russell in a manner consistent with its statement of general principles.

In addition, FTSE Russell has established guidance for the treatment of corporate actions and events, including, but not limited to, dividends, capital repayments, companies converting to a REIT structure, share buybacks, rights issues, mergers, acquisitions, tender offers, split-offs, spin-offs, bankruptcies, insolvencies, liquidations and trading suspensions. However, because of the complexities involved in some cases, those guidelines are not definitive rules that will determine FTSE Russell’s actions in all circumstances. FTSE Russell reserves the right to determine the most appropriate method of implementation for any corporate event which is not covered by those guidelines or which is of a complex nature.

•	Changes to Shares Outstanding and Free Float. Each Russell Index will be reviewed quarterly for updates to shares outstanding and to free floats used within the calculation of each Russell Index. In March, September and December, shares outstanding and free float will be updated to reflect cumulative share changes greater than 1%, cumulative free float changes greater than 1% for constituents with a free float greater than 5% but less than or equal to 15% and cumulative free float changes greater than 3% for constituents with a free float greater than 15%. In June, the shares and free float updates will be implemented regardless of size. Shares and free float updates can be triggered in some cases by certain events, such as some primary or secondary offerings.

Background on SOFR

SOFR is published by the Federal Reserve Bank of New York (“FRBNY”) and is intended to be a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities. FRBNY reports that SOFR includes all trades in the Broad General Collateral Rate, plus bilateral Treasury repurchase agreement (“repo”) transactions cleared through the delivery-versus-payment service offered by the Fixed Income Clearing Corporation (the “FICC”), a subsidiary of The Depository Trust & Clearing Corporation. SOFR is filtered by FRBNY to remove a portion of the foregoing transactions considered to be “specials.” According to FRBNY, “specials” are repos for specific-issue collateral which take place at cash-lending rates below those for general collateral repos because cash providers are willing to accept a lesser return on their cash in order to obtain a particular security.

FRBNY reports that SOFR is calculated as a volume-weighted median of transaction-level tri-party repo data collected from The Bank of New York Mellon, which currently acts as the clearing bank for the tri-party repo market, as well as General Collateral Finance Repo transaction data and data on bilateral Treasury repo transactions cleared through the FICC’s delivery-versus-payment service, which are obtained from the U.S. Department of the Treasury’s Office of Financial Research.

FRBNY currently publishes SOFR daily on its website. FRBNY states on its publication page for SOFR that use of SOFR is subject to important disclaimers, limitations and indemnification obligations, including that FRBNY may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice. Information contained in the publication page for SOFR is not incorporated by reference in, and should not be considered part of, this underlying supplement.